Mullen Automotive Inc.

1405 Pioneer St

Brea, CA 92821

February 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	MULLEN AUTOMOTIVE INC. (the “Company”)
Registration Statement on Form S-3
(File No. 333-262093) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:15 p.m. Eastern Time on February 3, 2022, or as soon thereafter as practicable.

Please contact Daniel Woodard of McDermott Will & Emery LLP, counsel to the Company, at (202) 756-8298, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Very truly yours,

Mullen Automotive Inc.

By:	/s/ David Michery
Name: David Michery
Title: President, CEO and Chairman